SUPERIOR INDUSTRIES INTERNATIONAL, INC.
ANNUAL REPORT ON FORM 10-K

Exhibit 2.1

Agreement

by and among

SUPERIOR Industries International, Inc. (“SUP”),

OTTO FUCHS KG (“OF”),

SUOFTEC Light Metal Products BV (“SUOBV”)

and

SUOFTEC Kft. (“SUO”)

1. Termination of the Joint-Venture agreement

On the 25th of May 1995 SUP and OF entered into a Joint-Venture agreement (“Joint Venture Agreement”) to establish the Joint-Venture company SUOFTEC Kft. (“SUO”) in Tatabánya, Hungary. SUO (reg.no.: Cg.11-09-003721) had been founded in 25th May 1995. The current shareholders of SUO are SUOFTEC Light Metal Products BV (“SUOBV”) (reg. no: 33274047; seat: NL-109 Amsterdam; Prins Bernhardplein 200) and OF (reg.no: HRA 2592; seat: D-58540 Meinerzhagen, Derschlager Str. 26), both 50%-50%.

Today the legal representatives of SUP and OF terminate the Joint Venture Agreement partially with immediate effect by the mutual agreement of the parties in compliance with Article 9.1 (i) of the Joint Venture Agreement. All articles of the Joint Venture Agreement shall be terminated with immediate effect and shall be considered ineffective and invalid, and therefore shall not be applicable, except exclusively for the following articles:

Article 4.3 “SUP Technology”, Article 4.4 “OF Technology”, Article 9.3 “Rights and Obligations on Termination” Article 12.1 ”Confidentiality”, Article 13.5 Governing Law and Article 13.6 Arbitration remain valid. The non-terminated parts of the Joint Venture Agreement (Articles 4.3 4.4; 9.3; 12.1; 13.5; 13.6;) may be terminated by written mutual agreement of the parties.

2. Termination of other agreements and contracts

a. Except the agency agreement dated 1st of July 1998 all other agreements and contracts between SUP and OF are hereby terminated and therefore invalid with immediate effect.

b. Except the GMT 319 purchase order dated 31st day of March 2010 between SUO and one of SUP's subsidiaries, all agreements between SUP or one of SUP's subsidiaries and SUO should be terminated as soon as possible with immediate effect. SUP and OF will use its best efforts and cause its subsidiaries to use its best efforts to achieve a termination with effect as early as possible. OF is obligated to cause its subsidiaries not to raise any claims resulting from an early termination of such agreements and to hold SUP and SUP's subsidiaries harmless from any claims. Approval of the supervisory board of SUO is on hand and will be provided to both parties on or before the contemplated transfer of shares.

c. Except for aluminium contracts with Hydro and Scholtz that will be transferred to SUO, all contracts signed by SUP on behalf of SUO are to be terminated by SUP. Approval of the supervisory board of SUO is on hand and will be provided to both parties on or before the contemplated transfer of shares.

d. Parties undertake to sign and provide all the necessary documents and to take all necessary steps and make every effort in order to implement the present agreement.

3. Transfer of the shares

SUP as the sole owner of SUOBV will provide all necessary documents in order to fulfil the legal requirements and obligations to advise the representatives of SUOBV to assure the transfer of the complete shares (50%) of the SUOBV in SUO to OF on the 18th day of June 2010.

The purchase price shall be 4 Mio. (four million) Euros, payable to a bank account determined by SUP when the shares of SUOBV are transferred. Parties declare that SUOBV and OF intend to conclude the transfer of the shares held in SUO on or before the 18th day of June 2010.

In addition SUOBV is entitled to take over fixed assets out of SUO equivalent to 3 Mio. (three million) Euros. OF agrees to cause SUO to maintain all casting-related assets in good working order.  The fair value of the assets will be determined by SUP and confirmed by OF. In the event that the parties cannot agree on the fair value of the asset, the parties will submit their fair values anonymously to Rödl & Partner, which will select the fair value that it concludes is closest to the actual fair value.

The title of ownership of the determined assets will be transferred to SUOBV on the basis of a sale and purchase agreement concluded between OF and SUO in favor of SUOBV as a third party (“contract in favor of a 3rd party”), the form of the agreement to be approved by the parties. The assets shall be disassembled by SUP for its own account after consultation with OF and SUO. All cost in order of the asset delivery to SUP should be borne by SUP.

OF shall cause SUO to use its best efforts to close the cast business as soon as practical and allow SUP to disassemble the assets to be transferred as they become available. It is the common target and intention of all parties to have transferred cast related equipment out of SUO in the amount of 3 Mio. €. Disassembly of assets will begin no later than April 1, 2011 and must be completed by September 1, 2011. If the disassembly of assets valued at 3 Mio. € is not completed by September 1st, 2011 due to reasons which are in the responsibility of OF or SUO, SUOBV and OF will settle any difference between the fair value of the transferred cast equipment and the 3.0 Mio. € equipment entitlement by September 1, 2011.

After the signing of this agreement, the parties shall duly execute an internal examination of whether antitrust permission is required for this transaction, including the share and equipment transfers. Until such permission in Hungary, and/or Germany and/or in the EU is granted or the period for an investigation expires, no equipment - neither the title of ownership, nor the possession thereof - shall be transferred. In the event that one of the required permissions is denied, the parties agree to rescind this transaction, which will require that the shares be transferred back to SUOBV and the 4.0 Mil Euros returned to OF.

4. Other issues

For the period 1st July 2010 to 31st December 2011 SUP will be liable to OF, as the purchaser of the shares, in any case of customer complaints from operation of wheels resulting in considerable financial damage. Considerable financial damage describes an amount of more than € 100.000 per year or per claim attributable to parts produced before 1st July 2010. SUP shall bear no liability unless prompt notices of such claims are provided to it and both parties agree on the settlement of the claim.

SUP is entitled to charge SUO with duly documented general business fees, travelling expenses and project development cost incurred on behalf of SUO through June 2010. SUO is obliged to pay these invoices within 60 days.

SUP is obliged to remove the “Maus” machine on its own account latest by the end of August 2010.

It's hereby agreed that the SUOFTEC management will be informed within four Californian business days after closing of this agreement when SUP must fulfil its legal disclosure requirements in the United States. Unless the parties agree otherwise, no public announcement of this transaction will be made prior to SUP's legal disclosure. The parties shall share any proposed press releases with each other for review and comment.

The managing directors of SUOFTEC are hereby assigned and authorized to prepare all necessary documents in order to fulfil the legal requirements and obligations out of this agreement particularly in order of the articles of association of SUO.

OF shall cause SUO to maintain occurrence-based general liability insurance coverage, including products liability insurance, for a period of a minimum of 10 years after the date this Agreement enters into force. SUP and its subsidiaries and affiliates shall be named as an additional insured on a primary and non-contributory basis for any losses. OF shall cause SUO to provide SUP evidence of coverage on an annual basis prior to the expiration of insurance policies. The limit of liability shall be sufficient to cover any losses, but in no instance, shall be less than the equivalent of $25 million USD per occurrence, through a combination of primary and excess policies.

The parties shall bear their respective costs in connection with the agreement. Any joint expenses shall be shared equally.

5. Cumulative remedies

The rights, remedies and penalties provided in the present agreement are cumulative, are not mutually exclusive and are in addition to any other rights, remedies and penalties available to the parties under any other provisions of the governing law.

6. Waivers

Failure by one party to object to a default by another party shall not constitute or be held to be a waiver of the first party's right to later object to, or to terminate the present agreement, due to any other default or subsequent default.

7. Severability

In the event any provision of the present agreement is or will be invalid, illegal or unenforceable, the remaining provisions of the present agreement shall not be affected thereby and shall remain fully in effect.

8. Time is of the essence

Time is of the essence with respect to all provisions of the present agreement; provided, however, that the foregoing shall not be construed to limit or deprive a party of the benefits of any grace or use period allowed in the present agreement.

9. Language / Counterparts

The present agreement has been concluded in English language and has been executed in 6 counterparts, each of which shall be deemed as original, and all of which taken together, shall constitute one and the same instrument.

10. Representation

The representatives of the parties declare that they have the corporate power to enter into this Agreement and to exercise their rights and perform their obligations hereunder, and all corporate and other actions required to authorize the execution of this Agreement by the Parties.

11. Notices

All notices or other communication regarding the present agreement shall be in writing and either shall be delivered by courier or by registered mail to the following postal address of the parties:

SUPERIOR Industries International, Inc.:
#############, 7800 Woodley Ave., Van Nuys, California 91406-1788

OTTO FUCHS KG:
#############, Derschlagerstrasse 26, 58540 Meinerzhagen

SUOFTEC Light Metal Products BV
Intertrust (Netherlands) B.V., Prins Bernhardplein 200, 1097JB Amsterdam, The Netherlands

SUOFTEC Kft.
#################, H- 2800 Tatabánya Búzavirág u. 12.

Should the first delivery to the above specified addresses fail, a second delivery shall be carried out to the same address. In the event the second delivery is also unsuccessful, the postal item shall be deemed to be delivered on the 5th day following the second delivery.

12. Governing Law

This agreement shall be governed and interpreted by the laws of the Federal Republic of Germany with the exception of mandatory rules of the laws of Hungary which may govern SUO.

13. Jurisdiction / Alternative dispute resolution

The parties shall attempt to resolve amicably any dispute arising from this agreement. In the event the parties are unable to resolve a dispute, then such dispute including disputes regarding the validity of this agreement, shall be finally settled by arbitration in accordance with the terms of the arbitration according to the Arbitration Rules of the German Institution of Arbitration e.V. (DIS) without recourse to the ordinary courts of law. The arbitration tribunal may also decide the validity of this arbitration agreement. The venue of the arbitration tribunal shall be Frankfurt/Main. The proceedings shall be conducted in the English language.

14. Entering into force

The present Agreement shall enter into force on the day when all Parties signed it, i.e. on the day of the signature of the latest signing party.

____________, June ___, 2010	____________, June ___, 2010
………………………………………………… SUPERIOR Industries International, Inc.	………………………………………………….. OTTO FUCHS KG
represented by:	represented by:
name: Steven J. Borick	name: Richard A. Hussmanns
title: Chairman, CEO and President	title: Chief Financial Officer,
name: Klaus Gläser
title: Chief Operating Officer
____________, June ___, 2010	____________, June ___, 2010
……………………………………….	……………………………………
SUOFTEC Light Metal Products BV	SUOFTEC Kft.
by: Intertrust (Netherlands) B.V.	represented by:
title: Managing Director	name: Joachim Stachelscheid
by:	title: Managing director
title: Proxy Holders